Patria Reports Third Quarter 2026 Earnings Results Grand Cayman, Cayman Islands, November 3, 2026 – Patria Investments Limited (Nasdaq:PAX) reported today its unaudited results for the third quarter ended September 30, 2026. The full detailed presentation of Patria's third quarter 2026 results can be accessed on the Shareholders section of Patria’s website at https://ir.patria.com/. “Our third quarter results demonstrate the strength and resilience of Patria’s increasingly diversified platform. We raised $2.4 billion in the quarter and $6.9 billion year to date, effectively reaching our full- year fundraising target one quarter ahead of schedule, and we are on track for another record year.” said Alex Saigh, Chief Executive Officer at Patria. “Our differentiated investment performance, with over 85% of our Fee-Earning AuM, excluding SMAs and third-party managed funds, in funds at or above their benchmarks since inception, and our ability to design tailored solutions for the world’s leading institutional investors are driving this momentum. With Fee-Related Earnings per share up 16% year to date and $4.8 billion in pending Fee-Earning AuM, we are confident in delivering on our 2026 guidance and in our path toward our 2027 targets.” Financial Highlights (reported in $ USD) IFRS results included $7.2 million of net income attributable to Patria in Q3 2026. Patria generated Fee Related Earnings of $52.8 million in Q3 2026, up 7% from $49.5 million in Q3 2025, with an FRE margin of 53.7%. Distributable Earnings were $46.9 million for Q3 2026, or $0.30 per share. Dividends Patria declared a quarterly dividend of $0.1625 per share to record holders of common stock at the close of business on November 13th, 2026. This dividend will be paid on December 11th, 2026. Conference Call Patria will host its third quarter 2026 earnings conference call via public webcast on November 3rd, 2026, at 9:00 a.m. ET. To register and join, please use the following link: https://edge.media-server.com/mmc/p/m9aemh23/lan/en/ For those unable to listen to the live broadcast, there will be a webcast replay on the Shareholders section of Patria’s website at https://ir.patria.com/ shortly after the call’s completion. About Patria Patria is a global alternative asset management firm focused on the mid-market segment, specializing in resilient sectors across select regions. We are a leading asset manager in Latin America and have a strong presence in Europe through our extensive network of General Partners relationships. Our on-the- ground presence combines investment leaders, sector experts, company managers, and strategic relationships, allowing us to identify compelling investment opportunities accessible only to those with local proficiency. With over 37 years of experience and more than $62 billion in assets under management, we believe we consistently deliver attractive returns through long-term investments, while promoting inclusive and sustainable development in the regions where we operate. Further information is available at www.patria.com. Asset Classes: Infrastructure, Credit, Real Estate, Private Equity, Solutions (GPMS), and Public Equities Main sectors: Agribusiness, Power & Energy, Healthcare, Logistics & Transportation, Food & Beverage and Digital & Tech Services Investment Regions: Latin America, Europe and the U.S. Forward-Looking Statements This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent annual report on Form 20-F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. Contact Patria Shareholder Relations E. PatriaShareholderRelations@patria.com Media - Burson E. patria@hillandknowlton.com / T. +44 20 7113 3468